09042978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34448 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL WEST GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4510 East Thousand Oaks Blvd.
(No. and Street)

Westlake Village (City) CA (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler, Gray & Col.
(Name – *if individual, state last, first, middle name*)

9107 Wilshire Blvd. #260 (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Todd Melillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Group, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN EVERETT HOPPEL
Commission # 1818073
Notary Public - California
Ventura County
My Comm. Expires Oct 18, 2012

Signature

Todd Melillo, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Ventura

Subscribed and sworn to (or affirmed) before me on this 23 (Date) day of November (Month), 2009 (Year), by

(1) Todd Melillo (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________ Signature of Notary Public

STEVEN EVERETT HOPPEL
Commission # 1818073
Notary Public - California
Ventura County
My Comm. Expires Oct 18, 2012

Place Notary Seal Above

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: Oath or Affirmation

Document Date: 11/23/09 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

# FINANCIAL WEST INVESTMENT GROUP, INC.

Financial Statements and Supplementary Information with Independent Auditors' Report

September 30, 2009

# CONTENTS

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

# INDEPENDENT AUDITORS' REPORT

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Thousand Oaks, California

We have audited the accompanying statement of financial condition of Financial West Investment Group, Inc., as of September 30, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial West Investment Group, Inc., as of September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in detail in Note 6 to the financial statements, the Company is a defendant in a group of lawsuits involving potential investor losses. A number of the claims included in the group of lawsuits mentioned above have been settled. The Company has been released from any obligation in these settlements. The ultimate outcome of the remaining actions against the Company cannot presently be determined. Accordingly, no provision for any liability that may result has been made in the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Lederman, Zeidler, Gray & Co., LLP*
*Certified Public Accountants*

Beverly Hills, California
November 24, 2009

**FINANCIAL WEST INVESTMENT GROUP, INC.**
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

## ASSETS

| | |
|---|---|
| Cash | $ 1,607,322 |
| Cash held for customer | 363,739 |
| Commissions receivable | 2,141,823 |
| Marketable securities, owned | 97,209 |
| Prepaid expenses | 71,296 |
| Note receivable from related party | 17,767 |
| Other receivables | 65,639 |
| Deposits | 10,000 |
| Total assets | $ 4,374,795 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable | $ 37,902 |
| Commissions payable | 2,800,027 |
| Accrued expenses | 375,308 |
| Payable to brokerage account | 154,418 |
| Cash held for customer | 363,739 |
| Income taxes payable | 3,099 |
| Total liabilities | 3,734,493 |
| Stockholder's Equity | |
| Common stock, no par value | |
| Authorized - 10,000 shares | |
| Issued and outstanding - 2,500 shares | 125,000 |
| Paid-in capital | 398,278 |
| Retained earnings | 117,024 |
| Total stockholder's equity | 640,302 |
| Total liabilities and stockholder's equity | $ 4,374,795 |

*The accompanying notes are an integral part of these financial statements*

**FINANCIAL WEST INVESTMENT GROUP, INC.**
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---|
| Gross revenue and income | |
| Commissions | $ 24,805,197 |
| Interest and dividends | 610,980 |
| Net realized gain from bond trading | 4,416,390 |
| Net realized gain from equity trading | 161,895 |
| Net realized loss from other proprietary trading | ( 69,373) |
| Net unrealized loss from other proprietary trading | ( 4,248) |
| Other | 1,391,535 |
| | 31,312,376 |
| Expenses | |
| Accounting | 55,543 |
| Commissions, representative's fees & clearing charges | 24,539,661 |
| Communications | 71,328 |
| Computer & information technology | 107,722 |
| Consulting | 127,069 |
| Dues and licensing costs | 45,600 |
| Employee compensation and benefits | 5,344,246 |
| Equipment rental | 67,731 |
| Errors expense, (reimbursements), net | ( 60,426) |
| Fees and adjustments | 16,981 |
| Insurance expense, (reimbursements), net | ( 16,664) |
| Interest expense | 4,365 |
| Legal | 41,097 |
| Management fees | 122,907 |
| Occupancy | 330,049 |
| Office supplies & expense | 88,199 |
| Postage & shipping | 27,924 |
| Quote systems expense | 237,748 |
| Settlement expense | 59,468 |
| Travel | 92,440 |
| Other operating expenses | 68,574 |
| | 31,371,562 |
| Income (loss) before provision for income taxes | ( 59,186) |
| Current tax expense | 2,047 |
| Net loss | $( 61,233) |

*The accompanying notes are an integral part of these financial statements*

**FINANCIAL WEST INVESTMENT GROUP, INC.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | Common Stock | Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, October 1, 2008 | $ 125,000 | $ 398,278 | $ 178,257 | $ 701,535 |
| Net loss | - | - | ( 61,233) | ( 61,233) |
| Balance, September 30, 2009 | $ 125,000 | $ 398,278 | $ 117,024 | $ 640,302 |

*The accompanying notes are an integral part of these financial statements*

# FINANCIAL WEST INVESTMENT GROUP, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---|
| Operating activities: | |
| Net loss | $( 61,233) |
| (Increase) decrease in assets: | |
| Commissions receivable | (1,654,578) |
| Marketable securities | 137,910 |
| Prepaid expenses | ( 28,196) |
| Other receivables | ( 25,834) |
| Note receivable from related party | 163,753 |
| Deposits | - |
| Increase (decrease) in liabilities: | |
| Accounts payable | 13,239 |
| Commissions payable | 1,963,795 |
| Accrued expenses | 175,608 |
| Cash held for customer | 363,739 |
| Income taxes payable | ( 9,759) |
| Net cash used by operating activities | 1,038,444 |
| Financing activities: | |
| Increase in payable to brokerage account | 15,492 |
| Net cash provided by financing activities | 15,492 |
| Increase in cash | 1,053,936 |
| Cash, beginning of year | 917,125 |
| Cash, end of year | $ 1,971,061 |
| Cash paid during the year: | |
| Interest paid | $ 4,365 |
| Income taxes paid | $ 12,363 |

*The accompanying notes are an integral part of these financial statements*

**FINANCIAL WEST INVESTMENT GROUP, INC.**
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

1. Summary of significant accounting policies

Nature of business - The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash in banks and cash held at the Company's clearinghouses.

Securities valuation - Trading securities are reported at fair values with unrealized gains and losses included in operations. Financial Accounting Standards Board Statement No. 157 establishes a framework for measuring fair value. The value of marketable securities owned by the Company are categorized as level 1 measurements. Level 1 measurements are quoted prices in active markets for identical assets. The marketable securities owned by the Company are stock in publicly traded companies, stock mutual funds and bonds that are traded daily on major exchanges.

Estimates and assumptions - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimates include fair value of financial instruments.

Fair value of financial instruments - The carrying value is a reasonable estimation of the fair value for cash, marketable securities and other investments, and receivables and payables.

2. Related party transactions

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $122,907 during the current year.

The Company leases its office space under operating leases from the principal stockholder of Paradox Holdings, Inc. Rental payments for the current year were $247,200.

2. Related party transactions (continued)

The following is a schedule of future minimum rental payments due to the principal stockholder of Paradox Holdings, Inc., exclusive of property taxes, insurance, and increases under the lease based on increases in the consumer price index:

| | |
|---|---|
| October 1, 2009 - September 30, 2010 | $ 240,000 |
| October 1, 2010 - September 30, 2011 | 240,000 |
| October 1, 2011 - September 30, 2012 | 240,000 |
| October 1, 2012 - September 30, 2013 | 240,000 |
| October 1, 2013 - September 30, 2014 | 240,000 |
| Thereafter | 1,440,000 |
| | $ 2,640,000 |

3. Commitments

The Company is obligated under the terms of certain non-cancelable operating leases for autos and office equipment. Expense for the period ended September 30, 2009 was $67,731. The following is a schedule of future minimum rental payments:

| Year ending | |
|---|---|
| September 30, 2010 | $ 26,443 |
| September 30, 2011 | 16,082 |
| September 30, 2012 | 5,648 |
| | $ 48,173 |

4. Note receivable from related party

| | |
|---|---|
| Note receivable from officer, due on demand with interest at 7% | $ 17,767 |

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2009, the Company had net capital of $458,124, which was $209,158 in excess of its required net capital of $248,966. The Company's ratio of aggregate indebtedness to net capital, as defined, was 8.15 to 1.

6. Litigation

The Company is the subject of a number of lawsuits involving a group of affiliated investments sold by a former registered representative of the Company. The Company that sponsored these investments is currently in bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. The claimants allege the investments were unsuitable and that they were sold by means of misrepresentations or omissions made by the Company's registered representative and that the Company is liable for misconduct by the registered representative. Claims asserted against the Company and other defendants are substantially in excess of the Company's insurance coverage. The Company's legal counsel has indicated that the Company has meaningful legal and factual defenses to the claims. A number of these cases have been settled. The Company has been released from any obligation in these settlements.

The ultimate outcome of the remaining lawsuits cannot presently be determined. Therefore, no provision for any liability that may result from these actions has been made in the financial statements.

The Company has not accrued any expense for pending legal disputes in addition to the above mentioned lawsuits because the outcome cannot be determined at this time.

The Company maintains a broker/dealer professional liability insurance policy to cover actions brought against the Company. This policy was initiated in the current year with a non-affiliated, outside insurance provider. The policy does not provide coverage for prior or pending litigation filed against the Company on or before December 1, 2005. Additionally, the policy includes limitations under certain conditions for various types of business activities conducted by the Company on a regular basis. Policy limits are $1,000,000 per claim per licensed representative, $1,000,000 per claim against the Company with an aggregate annual policy limit of $2,000,000.. For each loss there is a $150,000 deductible for the Company and a $50,000 deductible for licensed representatives.

6. Litigation (Continued)

The Company maintains coverage under a fidelity bond policy. The policy covers loss against dishonesty by employees or registered representatives of the Company. Policy limits are $1,000,000 with a $20,000 deductible.

7. Financial instruments with off-balance sheet risk

The Company has cash deposits in excess of federal insured limits.

8. Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company made no payments on behalf of employees to this plan for the year ended September 30, 2009. The Company received a reversion cash payment in the amount of $8,100 in the current year.

9. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return. The current portion of the income tax expense included in the statement of income is as follows:

| | Current |
|---|---|
| State | $ 2,047 |

**FINANCIAL WEST INVESTMENT GROUP, INC.**
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2009

| | |
|---|---|
| Net capital | |
| Total stockholder's equity | $ 640,302 |
| Deductions and/or charges | |
| Non-allowable assets | |
| Prepaid expenses | 71,296 |
| Notes receivable from related party | 17,767 |
| Other receivables | 65,639 |
| Deposits | 10,000 |
| Net capital before haircuts on securities | 475,600 |
| Haircuts on securities | 17,476 |
| Net capital | $ 458,124 |
| Aggregate indebtedness | |
| Total aggregate indebtedness | $ 3,734,493 |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 248,966 |
| Excess net capital | $ 209,158 |
| Ratio: Aggregate indebtedness to net capital | 8.15 to 1 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2005) | |
| Net capital, as reported in Company's Part II (unaudited) Focus report | $ 451,222 |
| Net audit adjustments | |
| Net decrease in income taxes payable | 6,902 |
| Net capital per above | $ 458,124 |

**FINANCIAL WEST INVESTMENT GROUP, INC.**
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2009

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Westlake Village, California

In planning and performing our audit of the financial statements of Financial West Investment Group, Inc., for the year ended September 30, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial West Investment Group, Inc., that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and the procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

***Lederman, Zeidler, Gray & Co., LLP***

Beverly Hills, California
November 24, 2009